UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the quarter ended June 30, 2014

Commission File Number: 001-13425

Ritchie Bros. Auctioneers Incorporated

9500 Glenlyon Parkway

Burnaby, BC, Canada

V5J 0C6

(778) 331 5500

(Address of principal executive offices)

indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F                                Form 40-F       X

indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

indicate by check mark whether by furnishing information contained in this Form,

the registrant is also thereby furnishing the information to the Commission pursuant to

Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                        No             X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

PART 1. FINANCIAL INFORMATION

ITEM 1. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Forward-Looking Statements

This Management’s Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements that involve risks and uncertainties. These statements are based on current expectations and estimates about our business and markets, and include, among others, statements relating to:

•	our future performance;

•	growth of our operations, including the addition or replacement of auction sites;

•	our internet initiatives and the level of participation in our auctions by internet bidders, and the success of EquipmentOne and our other online marketplaces;

•	our ability to grow our core auction business, including our ability to increase our market share among traditional customer groups and do more business with new customer groups in new markets;

•	our ability to add new business and information solutions, including, among others, our ability to use technology to enhance our auction services and support additional value-added services;

•	our ability to grow our sales force, minimize turnover, and improve sales force productivity;

•	the effect of Original Equipment Manufacturer (“OEM”) production on our Gross Auction Proceeds (“GAP”);

•	the effect of an increased number of our Revenue Producers (as defined below), including our Territory Managers (“TMs”) on our sales team performance, GAP and revenues;

•	the relative percentage of GAP represented by straight commission or underwritten (guarantee and inventory) contracts, and its impact on revenues and profitability;

•	our Revenue Rates, the sustainability of those rates, the impact of our commission rate and fee changes, and the seasonality of GAP and revenues;

•	the supply trend of equipment in the market;

•	our future capital expenditures;

•	our future plans with regard to our strategic pillars;

•	the proportion of our revenues and operating costs denominated in currencies other than the U.S. dollar or the effect of any currency exchange and interest rate fluctuations on our results of operations;

•	financing available to us and the sufficiency of our working capital to meet our financial needs;

•	our ability to satisfy our present operating requirements and fund future growth through existing working capital and credit facilities; and,

•	our ability to mitigate risks in connection with our Chief Executive Officer (“CEO”) transition.

Forward-looking statements are typically identified by such words as “anticipate”, “believe”, “could”, “continue”, “estimate”, “expect”, “intend”, “may”, “ongoing”, “plan”, “potential”, “predict”, “will”, “should”, “would”, “could”, “likely”, “generally”, “future”, “period to period”, “long term”, or the negative of these terms, and similar expressions intended to identify forward-looking statements. Our forward-looking statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. While we have not described all potential risks related to our business and owning our common shares, the important factors listed under “Risk Factors” in our 2013 Annual Report on Form 40-F are among those that we consider may affect our performance significantly or could cause our actual financial and operational results to differ significantly from our expectations. Except as required by applicable securities law and regulations of relevant securities exchanges, we do not intend to update publicly any forward-looking statements, even if our expectations have been affected by new information, future events or other developments. You should consider our forward-looking statements in light of the factors listed under “Risk Factors” below, under “Risk Factors” in our 2013 Annual Report on Form 40-F and other relevant factors.

About Us

Ritchie Bros. (NYSE & TSX: RBA) is the world leader for the exchange of used equipment. Our expertise, global reach, market insight and trusted brand provide us with a unique and leading position in the used equipment market. We primarily sell equipment for our customers through unreserved auctions at 44 auction sites worldwide. In addition, during 2013 we launched EquipmentOne, an online used equipment marketplace to reach a broader customer base. These two complementary exchange solutions provide different value propositions to equipment owners and allow us to meet the needs and preferences of a wide spectrum of equipment sellers.

Ritchie Bros. focuses on the sale of industrial machinery. Through our unreserved auctions and online marketplaces, we sell a broad range of used and unused industrial assets, including equipment and other assets used in the construction, agricultural, transportation, energy, mining, forestry, material handling and marine industries. The majority of the assets sold through our sales channels represent construction machinery.

We operate from over 110 locations in more than 25 countries worldwide. Our world headquarters are located in Vancouver, Canada.

Overview

The following discussion summarizes significant factors affecting the consolidated operating results and financial condition of Ritchie Bros. Auctioneers Incorporated (“Ritchie Bros.”, the “Company”, “we” or “us”) for the three- and six-month periods ended June 30, 2014 compared to the three- and six-month periods ended June 30, 2013. This discussion should be read in conjunction with our unaudited condensed consolidated interim financial statements and notes thereto for the periods ended June 30, 2014, and with the disclosures regarding forward-looking statements and risk factors included within this discussion. Additional information relating to us, including our audited consolidated financial statements and notes thereto, Management’s Discussion and Analysis for the year ended December 31, 2013, and our most recent Annual Information Form, are available on our website at www.rbauction.com, on SEDAR at www.sedar.com or on EDGAR at www.sec.gov. None of the information on the SEDAR, EDGAR or our website is incorporated by reference into this document by this or any other reference. The date of this discussion is as of August 1, 2014.

We prepare our consolidated financial statements in accordance with International Financial Reporting Standards, or IFRS. Amounts discussed below are based on our unaudited condensed consolidated interim financial statements and are presented in U.S. dollars.

Unless indicated otherwise, all tabular dollar amounts, including related footnotes, presented below are expressed in thousands of dollars, except per share amounts.

In the following discussion and tables, net earnings, Adjusted Net Earnings, Diluted Adjusted EPS, and all related rates and margins for the three- and six-month periods ended June 30, 2014 and 2013 have been presented excluding non-controlling interest in Ritchie Bros. Financial Services, and represent only those amounts attributable to equity holders of the parent.

Second Quarter Update

We achieved net earnings of $38.6 million, or $0.36 per diluted share for the three months ended June 30, 2014. This is a 30% increase compared to net earnings of $29.8 million, or $0.28 per diluted share, generated in the same quarter of 2013.

Financial Overview	Three months ended June 30,

(in U.S.$000’s, except EPS)	2014	2013	$ Change	% Change

Revenues	$141,835	$128,322	$13,513	11%

Direct expense	17,616	15,551	2,065	13%

SG&A expenses (1)	72,492	71,136	1,356	2%

Excluding depreciation and amortization	61,513	60,417	1,096	2%

Earnings from operations	51,727	41,635	10,092	24%

Other Income	734	925	(191)	(21%)

Finance Costs	728	1,312	(584)	(45%)

Income tax expense	12,598	11,220	1,378	12%

Net earnings (7)	38,607	29,795	8,812	30%

Adjusted Net Earnings (2),(3),(7)	38,607	29,795	8,812	30%

Diluted Adjusted EPS (2),(7)	$0.36	$0.28	$0.08	29%

Effective tax rate	24.4%	27.2%	n/a	(10%)

Gross Auction Proceeds (2),(4)	$1,229,204	$1,072,942	$156,262	15%

Revenue Rate (2),(5)	11.54%	11.96%	n/a	(4%)

Direct Expense Rate	1.43%	1.45%	n/a	(1%)

EBITDA Margin (2),(6)	44.2%	40.8%	n/a	8%

(1)	Selling, general and administrative expenses (“SG&A”) includes depreciation and amortization expense.

(2)	These are non-GAAP measures, which are reconciled to the unaudited condensed consolidated interim financial statements under “Non-GAAP Measures”. We believe that comparing Adjusted Net Earnings, Diluted Adjusted Net EPS, GAP, Revenue Rate and EBITDA Margin for different financial periods provides more useful information about the growth or decline of our net earnings for the relevant financial period, and eliminates the financial impact of items we do not consider to be part of our normal operating results.

(3)	Adjusted Net Earnings represents financial statement net earnings excluding the after-tax effects of excess property sales and certain other non-recurring items.

(4)	GAP represents the total proceeds from all items sold at our auctions and the Gross Transaction Value (“GTV”) sold through our online marketplaces. It is not a measure of our financial performance, liquidity or revenue and is not presented in our annual consolidated income statements. GTV represents total proceeds from all items sold at our online marketplaces and is a component of our GAP results. In addition to the total value of the items sold in online marketplace transactions, GTV includes a buyers’ premium component applicable only to our online marketplace transactions. GTV is not a measure of our financial performance, liquidity or revenue and is not presented in our annual consolidated income statements. We believe that revenues, which is the most directly comparable measure in our consolidated income statements, and certain other line items, are best understood by considering their relationship to GAP and GTV.

(5)	Revenue Rate is our revenues divided by our GAP.

(6)	Earnings before interest, taxes, depreciation and amortization (“EBITDA”) is a non-GAAP measure calculated using the information disclosed in our condensed consolidated interim financial statements by adding back depreciation and amortization expense to earnings from operations. EBITDA Margin is EBITDA as a proportion of revenues.

(7)	Figures presented include the results attributable to our 51% interest in Ritchie Bros. Financial Services to conform with the presentation adopted in our audited consolidated financial statements.

Quarterly Overview

Gross Auction Proceeds were a record $1.2 billion for the quarter ended June 30, 2014, an increase of 15% compared to the same period in 2013.

Revenues increased by 11% to $141.8 million in the second quarter of 2014 from $128.3 million in the same period of 2013, primarily as the result of the increase in GAP, offset by a decrease in our Revenue Rate. The decrease in our Revenue Rate was due to the performance of our underwritten business. While our Revenue Rate decreased period-over-period, the second quarter 2014 rate is consistent with our three-year historical average.

Additional highlights included:

•	Appointment of Ravi Saligram as Chief Executive Officer (“CEO”) on July 7, 2014.

•	Appointment of Beverley Briscoe as Chair of our Board of Directors on June 30, 2014.

•	Achieving the highest quarterly revenues in the Company’s history.

•	Holding our largest ever Canadian auction ($130 million) in Edmonton, Alberta.

EquipmentOne Update

The summary results above and the following discussion include the results of operations from EquipmentOne. Included in our consolidated GAP results for the three months ended June 30, 2014 is the Gross Transaction Value1 from our online marketplaces of $29.6 million, which is consistent with the comparative GTV for the three months ended June 30, 2013 of $29.1 million.

The following table reflects the results of our operations from EquipmentOne:

(in U.S. $ millions)	Three months ended June 30,

	2014	2013	$ Change	% Change

Revenues	$3.3	$3.7	$(0.4)	(11%)

SG&A expenses excluding depreciation and amortization	(3.9)	(4.4)	0.5	11%

EBITDA	$(0.6)	$(0.7)	$0.1	14%

Online marketplace revenues were down in the second quarter of 2014 compared to the second quarter of 2013, primarily as result of a decrease in listings and Revenue Rate. We plan to evolve our strategy to build a critical mass of listings on the EquipmentOne marketplace and accelerate growth.

1 Refer to note 4 in the “Second Quarter Update – Financial Overview” table for a definition of GTV. The buyers’ premiums included in our GAP and GTV results for the three months ended June 30, 2014 were $2.3 million. The comparative buyers’ premiums for the three months ended June 30, 2013 were $2.3 million. The addition of $2.3 million in buyers’ premiums to GAP reported in the second quarter of 2013 would have the effect of reducing our Revenue Rate reported in that period by 3 basis points.

Gross Auction Proceeds

GAP was $1.2 billion for the quarter ended June 30, 2014, which is an increase of 15% compared to the same period in 2013. GAP for the second quarter of 2014 would have been even higher by $28.9 million if foreign exchange rates had remained consistent with those in the second quarter of 2013.

Straight commission contracts accounted for the majority of GAP in the second quarter of 2014, with the remaining 32% generated by guarantee and outright purchase contracts, which we refer to as our underwritten business. This compares to 27% of GAP generated by our underwritten business in the second quarter of 2013. The increase in our underwritten business is consistent with our focus and strategic approach to competitive deals available in the marketplace.

Revenues and Revenue Rate

Revenues include both commission income earned from equipment sellers and fee income earned from equipment buyers. Revenues for the second quarter of 2014 increased to $141.8 million compared to $128.3 million for the same period in 2013, due to an increase in GAP, partially offset by a reduced Revenue Rate. Our Revenue Rate for the three months ended June 30, 2014 decreased to 11.54% from 11.96% for the same period in 2013 due to the performance of our underwritten business.

In the second quarter of 2014, our average commission rate was 9.17% compared to 9.52% in the same period of 2013. Over the past five years our quarterly commission rate has ranged between 8.47% and 10.82%. Our commission rate and overall Revenue Rate is presented in the graph below.

(1)	The revised administrative fee that took effect on July 1, 2011 has contributed to an increase in our Revenue Rate of approximately 125 basis points since its introduction.

On an annual basis, our fee income as a percentage of GAP remained relatively consistent. Our fee income earned in the three months ended June 30, 2014 was 2.37% of GAP, a slight decrease compared to 2.44% in the same period of 2013 due primarily to the mix of equipment sold at our auctions.

During the three months ended June 30, 2014, due in part to our record auction in Edmonton, Alberta, we saw a significant increase in revenue earned in Canada. Variations in our geographic revenue distribution can occur on a quarterly basis depending on the timing and location of auctions. Our geographic revenue distribution is presented below:

Revenue distribution	United States	Canada	Europe	Other

Three months ended June 30, 2014	38%	43%	10%	9%

Three months ended June 30, 2013	44%	36%	11%	9%

Direct Expense Rate

Our direct expense rate, which represents direct expenses as a percentage of GAP, fluctuates from period to period based in part on the size and location of the auctions we hold during the particular period. The direct expense rate generally decreases as the average size of our auctions increase. In addition, we usually experience lower direct expense rates for auctions held at our permanent auction sites compared to auctions held at offsite locations, mainly as a result of the economies of scale and other efficiencies that we typically experience at permanent auction sites.

Our direct expense rate for the three months ended June 30, 2014 decreased slightly to 1.43% compared to 1.45% for the same period in 2013.

Selling, General and Administrative Expenses

Our SG&A expenses increased slightly to $72.5 million in the second quarter of 2014, compared to $71.1 million in the same period of 2013, an increase of $1.4 million or 2%. SG&A expenses by nature are presented below:

(in U.S. $000’s)	Three months ended June 30,

	2014	2013	$ Change	% Change

Employee compensation expense	$39,894	$39,551	$343	1%

Buildings and facilities	10,370	10,420	(50)	-

Travel, advertising and promotion	5,259	4,127	1,132	27%

Other SG&A expenses	5,990	6,319	(329)	(5%)

	$61,513	$60,417	$1,096	2%

Depreciation and amortization	10,979	10,719	260	2%

SG&A expenses	$72,492	$71,136	$1,356	2%

Travel, advertising and promotion costs increased by $1.1 million in the second quarter of 2014, as compared to the second quarter of 2013, primarily as a result of greater tradeshow activity in support of our sales and marketing efforts, and travel related to the global roll-out of our sales force automation tool.

The table below presents our SG&A expenses by function and illustrates the continued investment in our sales and marketing efforts, including the impact of an increased number of Revenue Producers by a net amount of 14 compared to June 30, 2013, while controlling costs related to our Operations and Administration teams.

(in U.S. $000’s)	Three months ended June 30

	2014	2013	$ Change	% Change

Sales and marketing	$21,663	$19,566	$2,097	11%
Operations	14,341	14,644	(303)	(2%)
Administration	21,580	21,848	(268)	(1%)

	$57,584	$56,058	$1,526	3%
EquipmentOne	3,929	4,359	(430)	(10%)
Depreciation and amortization	10,979	10,719	260	2%

Selling, general and administrative expense	$72,492	$71,136	$1,356	2%

Depreciation and amortization expenses are calculated on either a straight-line or declining-balance basis on assets employed in our business, including buildings, land improvements, computer hardware and software, automobiles, office and yard equipment, and intangible customer relationships. Our depreciation and amortization expenses increased $0.3 million, or 2%, for the quarter ended June 30, 2014, compared to the same period in 2013, due to the development and deployment of our information systems.

Other Income and Expense

Other income includes the gains or losses from the disposition of property, plant and equipment, foreign exchange gains and losses, and other income or loss not earned in the normal course of operations. Other income in the second quarter of 2014 decreased $0.2 million over the same period in 2013 primarily due to foreign exchange losses of $0.2 million in the second quarter of 2014.

Finance Income and Costs

Finance income consists of interest earned on our excess cash and receivable balances. It fluctuates depending on the timing of receipt of auction proceeds and on our cash position, which is affected by the timing, size and number of auctions held around period end.

Finance costs include interest paid on long-term debt and revolving credit facilities, offset by interest that has been capitalized as part of self-constructed assets. These costs decreased in the second quarter of 2014 compared to the same period of 2013 due primarily to lower interest expense as our outstanding borrowings have been reduced, including through the reduction in our non-current borrowings in 2014, as well as by an increase in interest capitalized primarily related to the continued development of our information systems.

Effective Tax Rate

Our effective tax rate is a function of the relationship between total tax expense and the amount of earnings before income taxes for the year. Our effective tax rate differs from period to period as a result of changes in the source of our earnings as a result of auctions held each period, the treatment of adjustments for changes in tax rates and other tax legislation, variations in the estimate of tax reserves, and differences between the provision and the actual amounts recognized in tax returns.

For the three months ended June 30, 2014, income tax expense was $12.6 million, compared to income tax expense of $11.2 million in the second quarter of 2013. Our effective tax rate of 24.4% for the second quarter of 2014 was lower than the rate of 27.2% in the same period in 2013. The decrease was primarily the result of an increase in income earned in various jurisdictions allowing us to recognize more tax losses, and an increase in deferred tax asset values on revaluation of stock options at higher share prices.

Net Earnings

Net earnings for the three months ended June 30, 2014 were $38.6 million, or $0.36 per diluted share, compared to net earnings of $29.8 million, or $0.28 per diluted share, for the three months ended June 30, 2013. This 30% increase is primarily the result of increased revenues and controlled SG&A expenses, combined with a reduction in our income tax rate.

Net income for the second quarter of 2014 would have been even higher by $1.7 million if foreign exchange rates had remained consistent with those in the second quarter of 2013.

Revenue Flow-through Rate2

We believe that the table below showing our Revenue Flow-through Rate illustrates our operational leverage in our core auction business, and the effect of changes in our revenues on our EBITDA margin.

(in U.S.$ millions)	Three months ended June 30, 2014

	Incremental Revenues 2014 over 2013	Incremental Operating Expenses 2014 over 2013	Incremental EBITDA 2014 over 2013	Revenue flow-through Rate
Core auction business	$13.9	$3.6	$10.3	74%

(in U.S.$ millions)	Three months ended June 30, 2013

	Incremental Revenues 2013 over 2012	Incremental Operating Expenses 2013 over 2012	Incremental EBITDA 2013 over 2012	Revenue flow-through Rate
Core auction business	$(2.6)	$(1.5)	$(1.1)	(42%)

Revenues for the second quarter of 2014 increased by $13.9 million compared to the second quarter of 2013, partially offset by an increase of $3.6 million in operating expenses over the same period. The net result was that 74% of the increased revenues flowed directly to our EBITDA and increased our EBTIDA margin in the second quarter of 2014 compared to the second quarter of 2013.

2 Revenue Flow-through is calculated as incremental revenues in the period less incremental operating expenses (direct expenses and SG&A excluding depreciation and amortization), and demonstrates the impact of incremental revenues on our EBITDA. Revenue Flow-through Rate presents Revenue Flow-through as a percentage of the absolute value of incremental revenues. Revenue Flow-through and Revenue Flow-through Rate are non-GAAP measures and are reconciled to the unaudited condensed consolidated interim financial statements under “Non-GAAP Measures”. We believe that comparing the influence of incremental revenues on EBITDA for different financial periods provides additional useful information about our performance for the relevant financial period.

Year-to-Date Performance

Our net earnings for the first half of 2014 were $52.9 million, or $0.49 per diluted share. This represents a 21% increase over net earnings of $43.8 million, or $0.41 per diluted share generated in the first half of 2013.

Financial Overview	Six months ended June 30,

(in U.S.$000’s, except EPS)	2014	2013	$ Change	% Change

Revenues	$240,423	$230,380	$10,043	4%

Direct expense	27,916	24,912	3,004	12%

SG&A expenses (1)	143,061	142,225	836	1%

Excluding depreciation and amortization	121,485	121,186	299	-

Earnings from operations	69,446	63,243	6,203	10%

Other income	2,903	995	1,908	192%

Finance costs	1,639	2,529	(890)	(35%)

Income tax expense	17,057	17,635	(578)	(3%)

Net earnings (7)	52,864	43,784	9,080	21%

Adjusted Net Earnings (2),(3),(7)	52,864	43,784	9,080	21%

Diluted Adjusted EPS (2),(7)	$0.49	$0.41	$0.08	20%

Effective tax rate	24.1%	28.6%	n/a	(16%)

Gross Auction Proceeds (2),(4)	$2,084,581	$1,918,295	$166,286	9%

Revenue Rate (2),(5)	11.53%	12.01%	n/a	(4%)

Direct Expense Rate	1.34%	1.30%	n/a	3%

EBITDA Margin (2),(6)	37.9%	36.6%	n/a	3%

For notes 1 through 7, see the corresponding notes in the “Second Quarter Update – Financial overview” table.

EquipmentOne Update

The summary results above and the following discussion include the results of operations from EquipmentOne.

Included in our consolidated GAP results for the six months ended June 30, 2014 is the GTV3 from our online marketplaces of $48.0 million, which is consistent with the comparative GTV for the six months ended June 30, 2013 of $49.5 million.

The following table reflects the results of our operations from EquipmentOne:

(in U.S. $ millions)	Six months ended June 30,

	2014	2013	$ Change	% Change
Revenues	$5.7	$6.7	$(1.0)	(15%)
SG&A expenses excluding depreciation and amortization	(8.0)	(9.0)	1.0	11%
EBITDA	$(2.3)	$(2.3)	$-	-

3 The buyers’ premiums included in our GAP and GTV results for the first half of 2014 were $3.9 million. The comparative buyers’ premiums for the first half of 2013 were $4.0 million. The addition of $4.0 million in buyers’ premiums to GAP reported in the first half of 2013 would have the effect of reducing our Revenue Rate reported in that period by 3 basis points.

During the first half of 2014 revenues were down due to the decrease in GTV and reduced Revenue Rate. As noted previously, we plan to evolve our strategy to build a critical mass of listings on this marketplace.

Gross Auction Proceeds

GAP was $2.1 billion for the six months ended June 30, 2014, an increase of 9% compared to the same period in 2013. GAP for the first half of 2014 would have been even higher by $44.1 million if foreign exchange rates had remained consistent with those in the first half of 2013.

Straight commission contracts accounted for the majority of GAP in the first half of 2014, with the remaining 29% generated by our underwritten business, compared to 24% in the first half of 2013. The increase in our underwritten business is consistent with our focus and strategic approach to competitive deals available in the marketplace.

Revenues and Revenue Rate

Revenues for the first half of 2014 increased 4% to $240.4 million compared to $230.4 million for the same period in the prior year primarily due to an increase in GAP. Our Revenue Rate for the six months ended June 30, 2014, decreased to 11.53% from 12.01% for the same period in 2013. This decrease in the rate in the first six months of 2014 was due to the performance of our underwritten business. Also contributing to the decrease in revenue was the change in foreign exchange rates.

In the second half of 2014, our average commission rate was 9.16% compared to 9.60% in the same period of 2013. Our fee income earned in the first half of 2014 was 2.37% of GAP, consistent with the 2.41% rate earned in the same period of 2013.

During the six months ended June 30, 2014, we saw an increase in revenue earned in Canada as compared to the same period in 2013. Variations in geographic revenue distribution can occur on a quarterly basis depending on the timing and location of auctions.

Our geographic revenue distribution is presented below:

Revenue distribution	United States	Canada	Europe	Other

Six months ended June 30, 2014	46%	33%	11%	10%

Six months ended June 30, 2013	50%	28%	12%	10%

Direct Expense Rate

Our direct expense rate for the six months ended June 30, 2014 increased slightly to 1.34% compared to 1.30% for the same period in 2013. This increase is due to more agricultural and frontier market auctions held and larger offsite auctions in the first half of 2014 compared to the first half of 2013.

Selling, General and Administrative Expenses

Our SG&A expenses increased slightly to $143.1 million in the first half of 2014, compared to $142.2 million in the same period of 2013, an increase of $0.8 million or 1%.

SG&A expenses by nature are presented below:

(in U.S. $000’s)	Six months ended June 30,

	2014	2013	$ Change	% Change

Employee compensation expense	$77,372	$77,916	$(544)	(1%)

Buildings and facilities	21,151	20,662	489	2%

Travel, advertising and promotion	11,458	10,339	1,119	11%

Other SG&A expenses	11,504	12,269	(765)	(6%)

	$121,485	$121,186	$299	-

Depreciation and amortization	21,576	21,039	537	3%

SG&A expenses	$143,061	$142,225	$836	1%

Travel, advertising and promotion costs increased by $1.1 million in the first half of 2014, as compared to the first half of 2013, primarily as a result of greater tradeshow activity, travel related to the roll-out of our sales force automation tool, and expanded EquipmentOne marketing.

The table below presents our SG&A expenses by function and illustrates the continued investment in our sales and marketing efforts, including the impact of an increased number of Revenue Producers by a net amount of 14 since June 30, 2013, and the effect of cost management initiatives within our Operations and Administration teams.

(in U.S. $000’s)	Six months ended June 30
	2014	2013	$ Change	% Change

Sales and marketing	$43,872	$41,060	$2,812	7%
Operations	30,703	31,060	(357)	(1%)
Administration	38,918	40,050	(1,132)	(3%)
	$113,493	$112,170	$1,323	1%
EquipmentOne	7,992	9,016	(1,024)	(11%)
Depreciation and amortization	21,576	21,039	537	3%
Selling, general and administrative expense	$143,061	$142,225	$836	1%

Our depreciation and amortization expenses for the first half of 2014 increased $0.5 million or 3% over the comparative period in 2013, primarily as a result of the continued development of our information systems.

Other Income and Expense

Other income in the first half of 2014 increased by $1.9 million over the same period in 2013 primarily as a result of foreign exchange gains of $1.1 million in the first half of 2014. Additionally, in the first half of 2013, we incurred a $0.7 million litigation expense that reduced the comparative period results in 2013.

Finance Income and Costs

Net finance costs decreased in the first half of 2014 compared to the same period of 2013 due primarily to lower interest expense as our outstanding non-current borrowings were reduced during that same period. Additionally, an increase in interest capitalized related to the continued development of our information systems had the effect of reducing overall interest expense during the first half of 2014 compared to the first half of 2013.

Effective Tax Rate

Our effective tax rate of 24.1% for the first half of 2014 was lower than the 28.6% that was effective during the same period in 2013. The decrease was primarily the result of a lower estimate of liabilities for tax uncertainties, an increase in income earned in various jurisdictions allowing us to recognize more tax losses, and an increase in deferred tax asset values on revaluation of stock options at higher share prices.

Net Earnings

Net earnings for the six months ended June 30, 2014 were $52.9 million, or $0.49 per diluted share, compared to net earnings of $43.8 million, or $0.41 per diluted share, for the six months ended June 30, 2013. This 21% increase is primarily the result of an increase in revenue combined with a reduction of income tax expense and an increase in foreign exchange gains recognized in other income.

Revenue Flow-through Rate4

We believe that the table below showing our Revenue Flow-through Rate illustrates our operational leverage in our core auction business, and the effect of changes in our revenues on our EBITDA margin.

(in U.S.$ millions)	Six months ended June 30, 2014

	Incremental Revenues 2014 over 2013	Incremental Operating Expenses 2014 over 2013	Incremental EBITDA 2014 over 2013	Revenue flow-through Rate
Core auction business	$11.0	$4.3	$6.7	61%

(in U.S.$ millions)	Six months ended June 30, 2013

	Incremental Revenues 2013 over 2012	Incremental Operating Expenses 2013 over 2012	Incremental EBITDA 2013 over 2012	Revenue flow-through Rate
Core auction business	$(5.6)	$(0.5)	$(5.1)	(91%)

Revenues for the first half of 2014 increased by $11.0 million compared to the first half of 2013, partially offset by an increase of $4.3 million in operating expense over the same period. The net result was that 61% of the increased revenues flowed directly to our EBITDA and increased our EBTIDA margin in the first half of 2014 compared to the first half of 2013.

Used Equipment Market Update

During the second quarter of 2014, the used equipment market remained stable following the increase we saw in the first quarter, resulting in strong overall pricing during the first half of 2014. Used equipment supplies for good-quality, low-hour equipment continued to increase and demand for such equipment continued to be strong at our auction sites across all geographies.

We believe that the increase in Original Equipment Manufacturing (“OEM”) production beginning in 2010 is generating more transactions in the current used equipment marketplace and creating larger pools of used equipment for future transactions. Overall, our operations in Canada and the United States saw GAP growth in the second quarter of 2014 compared to the same period in 2013, although that performance varied regionally.

4 Refer to footnote 2 for definitions of Revenue Flow-through and Revenue Flow-through Rate.

Strategy Update

Our mission is to provide compelling business solutions that enable the world’s builders to easily and confidently exchange equipment. The following three strategic pillars are the foundation upon which we have built our strategy to achieve our mission.

GROW our core auction business

We continue to focus on increasing our market share with our traditional customer groups, while simultaneously seeking to do more business with new customer groups and in new markets.

During the first half of 2014 we continued to develop our sales channels through existing customers. Our ability to effectively focus on sales and marketing efforts resulted from steps we took in strengthening our sales-management process, growing our lead generation and sales support teams, and implementing state-of-the-art sales tools.

In addition, we believe that part of the success in growing our GAP in the first half of 2014 is the result of being able to simultaneously offer unreserved auction and online marketplace solutions, which provided us with opportunities to reach a wider customer base than with a single unreserved auction solution.

ADD new business and information solutions

We intend to add new business and information solutions that will assist the world’s builders to easily and confidently exchange equipment.

Since EquipmentOne’s launch last year, we have continued to improve our EquipmentOne offering to more effectively meet our customers’ needs and enhance user experience. Part of this process has involved adapting our marketing practices to maximize the number of subscribers and visits to those marketplaces. Our goal in making such investments in our marketing program is to grow the number of EquipmentOne website visits and increase the demand for equipment within our marketplaces. Another aspect of the continued improvement process has been to enhance our marketplaces by forming additional access points to those marketplaces through various partnerships with other organizations.

In addition, we plan to evolve our strategy to build a critical mass of listings on this marketplace.

In the first half of 2014 we successfully completed the first phase of our transition to a sales force automation tool. We feel that this initiative will provide our sales team with an additional tool to enhance their future productivity.

PERFORM by building an inspired high-performance, customer-focused Ritchie Bros. team

To maintain our high standards of customer service, we employ people who we believe embody our core values, especially the value of putting our customers first. In order to grow our business we believe that we must continue to build a high performance customer focused team, particularly our sales team.

The growth in our headcount in the quarter is largely the result of our ongoing recruiting efforts to expand our sales team, specifically our Revenue Producers. Our headcount statistics are presented below.

	Q2 2014	Q1 2014	Q4 2013	Q3 2013	Q2 2013

Full-time employees	1,455	1,422	1,385	1,402	1,450

Revenue Producers	364	358	340	343	350

TMs	292	287	272	273	280

During the first six months of 2014 we increased the number of Revenue Producers by net 24, of which 20 were TMs. This represents a net increase of 7% during the six months ended June 30, 2014, and a net increase of 14, or 4%, over the number of Revenue Producers we had at June 30, 2013. Our 292 TMs at June 30, 2014 is the highest number we have had in our history.

We continue to make the growth and development of our sales team a strategic focus in 2014, as we believe the previous higher turnover in our sales personnel contributed to the stagnation of GAP and revenues in recent periods. We believe that our increased number of Revenue Producers, in conjunction with training and placement in appropriate markets and the increase in our Territory Sales Support personnel, will lead to improved performance from our sales team and an increase in GAP and revenues in future periods.

Operations Update

During the first six months of 2014 we conducted 103 unreserved industrial auctions at locations in North America, Central America, Europe, the Middle East, Australia and Asia (2013: 108 unreserved industrial auctions).

During the first six months of 2014, 87% of our GAP was attributable to auctions held at our permanent auction sites and regional auction sites (2013: 89%).

Our key industrial auction metrics for the first six months of 2014 and 2013 are shown below:

Key industrial auction metrics	Six months ended June 30,

	2014	2013

Bidder registrations	216,000	205,500

Consignments	21,600	21,050

Buyers	52,850	51,100

Lots	146,000	147,500

For a breakdown of these key industrial auction metrics by month, please refer to our website at www.rbauction.com. None of the information in our website is incorporated by reference into this document by this or any other reference.

Although our auctions vary in size, our average industrial auction results for the three-month and 12-month periods ended June 30 are described in the following tables:

Average per industrial auction	Three months ended June 30,

	2014	2013

Gross Auction Proceeds	$16.1 million	$13.3 million

Bidder registrations	1,852	1,665

Consignors	187	171

Lots	1,230	1,190

Our average industrial auction metrics increased in the second quarter of 2014 due to our focused efforts on growing the business and an improved used equipment market.

Average per industrial auction	12 months ended June 30,

	2014	2013

Gross Auction Proceeds	$15.1 million	$15.7 million

Bidder registrations	1,815	1,798

Consignors	184	190

Lots	1,248	1,310

Average industrial auction metrics on a rolling 12-month basis decreased period-over-period, except for the number of bidder registrations, due to the performance of our auctions in the third quarter of 2013, as compared to the same quarter in 2012. The period-over-period decrease was partially offset by positive momentum since the fourth quarter of 2013, which is reflected in our second quarter average industrial auction metrics above.

Online bidding metrics

We continue to see an increase in the use and popularity of our online bidding system, which allows bidders to participate in our auctions over the internet. We sold approximately $840 million of equipment, trucks and other assets to online bidders during the first six months of 2014, compared to $720 million in the first half of 2013, representing an increase of 17%. Online buyers represented 40% of GAP during the first half of 2014, compared to 38% of GAP during the first half of 2013.

Website metrics

The Ritchie Bros. website (www.rbauction.com) is a gateway to our online bidding system and showcases upcoming auctions and equipment to be sold. Ritchie Bros.’ EquipmentOne website (www.equipmentone.com) provides access to our online equipment marketplace.

None of the information in our websites is incorporated by reference into this document by this or any other reference.

The following table provides information about the unique visitors to our websites:

Unique website visitors	Six months ended June 30,

	2014	2013

rbauction.com unique visitors	3.3 million	3.5 million

equipmentone.com unique visitors	0.4 million	0.3 million

Summary of Quarterly Results (Unaudited)

	Q2 2014	Q1 2014	Q4 2013	Q3 2013

GAP(2),(4)	$1,229,204	$855,377	$1,109,834	$789,640

Revenues	$141,835	$98,588	$131,223	$105,800

Net earnings(7)	38,607	14,257	33,745	16,295

Adjusted Net Earnings(2),(3),(7)	38,607	14,257	30,324	15,878

Net earnings per share, basic(7)	$0.36	$0.13	$0.32	$0.15

Net earnings per share, diluted(7)	0.36	0.13	0.31	0.15

Adjusted Net Earnings per share, diluted(2),(3),(7)	0.36	0.13	0.28	0.15

	Q2 2013	Q1 2013	Q4 2012	Q3 2012

GAP(2),(4)	$1,072,942	$845,353	$1,000,414	$848,536

Revenues	$128,322	$102,058	$117,140	$92,326

Net earnings(7)	29,795	13,989	22,103	8,199

Adjusted Net Earnings(2),(3),(7)	29,795	13,989	22,399	9,710

Net earnings per share, basic(7)	$0.28	$0.13	$0.21	$0.08

Net earnings per share, diluted(7)	0.28	0.13	0.21	0.08

Adjusted Net Earnings per share, diluted(2),(3),(7)	0.28	0.13	0.21	0.08

      For notes 2, 3, 4 and 7, see the corresponding notes to the table in “Overview – Second Quarter Update.”

GAP and revenues are affected on a period-to-period basis by the timing of major auctions. Also, in newer markets where we are developing our business, the number and size of auctions and, as a result, our GAP and revenues, are likely to vary more dramatically from period to period compared to our established markets, where the number, size and frequency of our auctions are more consistent.

Because of these seasonal and period-to-period variations, we believe that our GAP, revenues and net earnings are best compared on an annual basis or a year-over-year basis.

Outstanding Share Data

We are a public company and our common shares are listed under the symbol “RBA” on the New York and Toronto Stock Exchanges. On August 1, 2014 we had 107,338,400 common shares issued and outstanding and stock options outstanding to purchase a total of 3,779,049 common shares.

Liquidity and Capital Resources

(in U.S. $000’s)	June 30,	December 31

	2014	2013	% Change

Current assets	$532,721	$398,379	34%

Current liabilities	413,631	288,331	43%

Working capital	$119,090	$110,048	8%

We believe that working capital, including cash, is a more meaningful measure of our liquidity than cash alone. Our working capital increased during the first six months of 2014 primarily as a result of year-to-date net earnings, partially offset by our repayment of certain current and non-current borrowings and payment of our quarterly dividends.

At June 30, 2014, we had $46 million in current borrowings, which consisted primarily of borrowings under our revolving credit facilities with a weighted-average annual interest rate of 2.1%. The remaining available borrowings under our credit facilities totalled $455 million, including a $107 million three-year uncommitted, non-revolving credit facility expiring in November 2014, and a $182 million five-year committed credit facility expiring in May 2018.

We believe our existing working capital and availability under our credit facilities are sufficient to satisfy our present operating requirements, as well as to fund future growth, such as property acquisitions and development and the launch of complementary business solutions.

Cash Flows

(in U.S. $000’s)	Six months ended June 30,

Cash generated by (used in):	2014	2013	% Change

Operating activities	$106,597	$146,381	(27%)

Investing activities	(20,500)	(24,335)	(16%)

Financing activities	(39,774)	(17,339)	129%

Effect of changes in foreign currency rates	572	(10,013)	(106%)

Net increase in cash and cash equivalents	$46,895	$94,694	50%)

Our cash generated by operating activities can fluctuate significantly from period to period, due to factors such as differences in the timing, size and number of auctions during the period, the timing of the receipt of auction proceeds from buyers, and the timing of the payment of net amounts due to consignors.

Cash used in investing activities decreased slightly in the first half of 2014 compared to the same period of 2013 due to controlled capital expenditures resulting in reduced property, plant and equipment additions.

Cash used in financing activities increased in the first half of 2014 compared to the same period in 2013. This was primarily due to our repayment of a $30 million term loan in January 2014, repayment of a Canadian dollar 31 million revolving loan in April 2014, and payment of dividends during the first half of 2014, partially offset by short-term draws on our revolving credit facilities during the six-month period ended June 30, 2014.

We anticipate that our capital expenditures will be in the range of $45 million to $50 million for 2014, for the development of our information systems as well as enhancements to our existing auction sites.

Free cash flow excluding changes in working capital5 increased to $58.5 million during the six months ended June 30, 2014 compared to $44.2 million during the same period in 2013, representing a 32% increase during the period. Due to the seasonality of our business we believe that free cash flow excluding changes in working capital is an effective measure of the cash generated by our business.

We declared and paid regular cash dividends of $0.13 for each of the quarters ended June 30, 2013, September 30, 2013, December 31, 2013, and March 31, 2014. We have declared, but not yet paid, dividends of $0.14 per share for the quarter ended June 30, 2014.

5 Free cash flow excluding changes in working capital is a non-GAAP measure calculated as our cash from operating activities less property, plant and equipment and intangible asset additions. Refer to “Non-GAAP Measures” for a reconciliation of this measure to our unaudited condensed consolidated interim financial statements.

Total dividend payments during the first half of 2014 were $27.9 million compared to total dividend payments of $26.1 million during the equivalent period in 2013. All dividends we pay are “eligible dividends” for Canadian income tax purposes unless indicated otherwise.

Long-term Debt and Credit Facilities

Our credit facilities are with financial institutions in the United States, Canada, the Netherlands and the United Kingdom. Certain of the facilities include commitment fees applicable to the unused credit amount. As at June 30, 2014, we had non-current borrowings bearing fixed annual interest rates ranging from 3.6% to 6.4% (with a weighted-average annual interest rate of 5.1%). We were in compliance with all financial and other covenants applicable to our credit facilities at June 30, 2014.

Future scheduled interest payments over the next five years relating to our non-current borrowings outstanding at June 30, 2014 were as follows:

(in U.S. $000’s)	Scheduled interest payments

	In 2014	In 2015	In 2016	In 2017	In 2018	Thereafter

On long-term debt	$3,007	$6,014	$3,660	$2,423	$2,423	$8,185

Non-GAAP Measures

The Company makes reference to various non-GAAP performance measures throughout this discussion and analysis. These measures do not have a standardized meaning, and are therefore unlikely to be comparable to similar measures presented by other companies.

The following tables provide reconciliations of non-GAAP measures to the unaudited condensed consolidated interim financial statements, where applicable.

EBITDA and EBITDA margin reconile to earnings from operations as follows:

(in U.S.$000’s)	Three months ended June 30,

	2014	2013	$ Change	% Change

Earnings from operations	$51,727	$41,635	$10,092	24%

Add: Depreciation of property, plant and equipment	9,897	9,820	77	1%

Add: Amortization of intangible assets	1,082	899	183	20%

EBITDA	$62,706	$52,354	$10,352	20%

EBITDA Margin	44.2%	40.8%	n/a	8%

(in U.S.$000’s)	Six months ended June 30,
	2014	2013	$ Change	% Change

Earnings from operations	$69,446	$63,243	$6,203	10%

Add: Depreciation of property, plant and equipment	19,339	19,259	80	-

Add: Amortization of intangible assets	2,237	1,780	457	26%

EBITDA	$91,022	$84,282	$6,740	8%

EBITDA Margin	37.9%	36.6%	n/a	3%

Incremental EBITDA from core operations reconciles to incremental earnings from operations as follows:

(in U.S.$ millions)	Three months ended		Six months ended
	June 30,		June 30,
	2014	2013	2014	2013

Incremental EBITDA from our core auction business	$10.3	$(1.1)	$6.7	$(5.1)

Add: incremental depreciation and amortization	(0.3)	(0.7)	(0.5)	(1.4)

Add (less): incremental EBITDA from EquipmentOne	0.1	(0.7)	-	(2.3)

Incremental earnings from operations	$10.1	$(2.5)	$6.2	$(8.8)

Earnings from operations, current period	$51.7	$41.6	$69.4	$63.2

Less: Earnings from operations, comparative period	(41.6)	(44.1)	(63.2)	(72.0)

Incremental earnings from operations	$10.1	$(2.5)	$6.2	$(8.8)

Free cash flow excluding changes in working capital reconciles to our cash generated by operating activities as follows:

(in U.S. $000’s)	Six months ended June 30,
	2014	2013	% Change

Cash generated by operating activities	$106,597	$146,381	(27%)

Less: Property, plant and equipment additions	(13,966)	(17,910)	(22%)

Less: Intangible asset additions	(7,356)	(8,375)	(12%)

Less: Changes in working capital	(26,789)	(75,914)	(65%)

Free cash flow excluding changes in working capital	$58,486	$44,182	32%

Quantitative and Qualitative Disclosure about Market Risk

We conduct operations in local currencies in countries around the world, but we use the U.S. dollar as our reporting currency. As a result we are exposed to currency fluctuations and exchange rate risk. We cannot accurately predict the future effects of foreign currency fluctuations on our financial condition or results of operations, or quantify their effects on the macroeconomic environment. The proportion of revenues denominated in currencies other than the U.S. dollar in a given period will differ from the annual proportion depending on the size and location of auctions held during the period. However, on an annual basis, we expect these amounts to largely offset and generally act as a natural hedge against exposure to fluctuations in the value of the U.S. dollar. We have not adopted a long-term hedging strategy to protect against foreign currency fluctuations associated with our operations denominated in currencies other than the U.S. dollar, but we may consider hedging specific transactions if we deem it appropriate in the future. For the six months ended June 30, 2014, the proportion of revenues earned and operating costs denominated in currencies other than the U.S. dollar did not change significantly compared to previous reporting periods.

We are not exposed to significant interest rate risk due to the fact that our non-current borrowings bear fixed rates of interest. In addition, our current borrowings, which usually mature one to three months from inception, are available at both fixed and floating rates of interest. If we determine our exposure to short-term interest rates is too high, we may consider fixing a larger portion of our portfolio.

Although we cannot accurately anticipate the future effect of inflation on our financial condition or results of operations, inflation historically has not had a material impact on our operations.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, financial performance, liquidity, capital expenditures or capital resources.

Legal and Other Proceedings

From time to time we have been, and expect to continue to be, subject to legal proceedings and claims in the ordinary course of our business. Such claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. We are not aware of any legal proceedings or claims that we believe will have, individually or in the aggregate, a material adverse effect on us or on our financial condition or results of operations or that involve a claim for damages, excluding interest and costs that could be material.

Critical Accounting Policies and Estimates

There have been no significant changes in our critical accounting policies and estimates since our Management’s Discussion and Analysis of Financial Condition and Results of Operations as at and for the year ended December 31, 2013, which is included in our 2013 Annual Report on Form 40-F.

Changes in Accounting Policies

On January 1, 2014, we adopted the following new and revised applicable International Financial Reporting Standards, along with related amendments. These changes were made in accordance with the applicable transitional provisions.

Amendments to IAS 32 for offsetting financial assets and financial liabilities

Amendments to IAS 39 for hedge accounting and novation of derivatives

We also applied IFRIC 21 in our accounting for levies in the period. Our adoption of these amendments and the application of IFRIC 21 did not result in any changes in our accounting policies or disclosure during the period.

Internal Control over Financial Reporting

Management is responsible for establishing and maintaining an adequate internal control structure and procedures for financial reporting. There has been no change in our internal control over financial reporting during the six months ended June 30, 2014 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Risk Factors

Our business is subject to a number of risks and uncertainties, and our past performance is no guarantee of our performance in future periods. The risks and uncertainties described below are a partial summary of the key risks we face. Holders of our common shares should consider these risks in addition to the more extensive list of risks and uncertainties we face that is included in our Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2013, which is included in our 2013 Annual Report on Form 40-F, and also in our most recent Annual Information Form, which are filed on SEDAR at www.sedar.com or on EDGAR at www.edgar.com.

Additional risks and uncertainties not currently known to us or that we currently deem immaterial may also adversely affect our financial condition or impair our business or results of operations. If any of these risks actually occur, our business, results of operations and financial condition would suffer.

We may have difficulties sustaining and managing our growth.

One of the main elements of our strategy is to continue to grow our core auction business, primarily by increasing our presence in markets in which we already operate and by expanding into new geographic markets and market segments in which we have not had a significant presence in the past. As part of this strategy, we may from time to time acquire additional assets or businesses from third parties. We may not be successful in growing our business or in managing this growth.

For us to grow our business successfully, we need to accomplish a number of objectives, including:

•	recruiting and retaining suitable sales and managerial personnel;

•	developing and enhancing an appropriate sales strategy;

•	identifying and developing new geographic markets and market sectors;

•	expanding awareness of our brand, including value propositions and competitive advantages, in existing and new markets;

•	identifying and acquiring, on terms favourable to us, suitable land on which to build new auction facilities and, potentially, businesses that might be appropriate acquisition targets;

•	obtaining necessary financing on terms favourable to us, and securing the availability of our credit facilities to fund our growth initiatives;

•	receiving necessary authorizations and approvals from governments for proposed development or expansion;

•	integrating successfully new facilities and any acquired businesses into our existing operations;

•	achieving acceptance of the auction process in general by potential consignors, bidders and buyers;

•	establishing and maintaining favourable relationships with and meeting the needs of consignors, bidders and buyers in new markets and market sectors, and maintaining these relationships in our existing markets;

•	capturing relevant market data and utilizing it to generate insight and understanding of key company and industry drivers and market trends;

•	developing appropriate responses based on data collected to meet the needs of existing and potential customers to achieve customer retention targets;

•	succeeding against local and regional competitors in existing and new geographic markets;

•	capitalizing on changes in the supply of and demand for industrial assets, and understanding and responding to changing market dynamics, in our existing and new markets; and

•	designing and implementing business processes and operating systems that are able to support profitable growth.

We will likely need to hire additional employees to manage our growth. In addition, our growth may increase the geographic scope of our operations and increase demands on both our operating and financial systems. These factors will increase our operating complexity and the level of responsibility of existing and new management personnel. It may be difficult for us to attract and retain qualified sales personnel, managers and employees, and our existing operating and financial systems and controls may not be adequate to support our growth. We may not be able to improve our systems and controls as a result of increased costs, technological challenges, or lack of qualified employees.

Our past results and growth may not be indicative of our future prospects or our ability to expand into new markets, many of which may have different competitive conditions and demographic characteristics than our existing markets.

We are pursuing a long-term growth strategy that requires upfront investment, with no guarantee of long-term returns.

In our auction business, we continue to pursue a long-term growth strategy that contemplates investments, including investments in frontier markets that may not generate profitable growth in the near term, adding new business and information solutions, and developing our people. Planning for future growth requires investments to be made now in anticipation of growth that may not materialize, and if our strategies do not successfully address the needs of current and potential customers we may not be successful in maintaining or growing our GAP and our earnings may be adversely impacted. A large component of our SG&A expenses is considered fixed costs that we will incur regardless of any GAP growth. There can be no assurances that our GAP and revenues will be maintained or grow at a more rapid rate than our fixed costs. If we proceed with an acquisition we may not be able to appropriately integrate that business into our existing business.

We are investing in an ecommerce marketplace, EquipmentOne, with no guarantee of long-term returns.

In 2012 we acquired an ecommerce marketplace through the acquisition of AssetNation LLC and its subsidiaries. Utilizing the expertise and technology of AssetNation, we developed Ritchie Bros. EquipmentOne, an online marketplace that involves technology and ecommerce. Success in this marketplace is dependent on: our ability to attract, retain and engage buyers and sellers of used equipment; the volume of transactions; the volume and price of equipment listed; customer service; and brand recognition. Because this is a relatively new business it may take us longer than expected to realize the anticipated benefits, and those benefits may ultimately be lesser than anticipated or may not be realized at all, which could adversely affect our business and operating results.

Our business could be harmed if we lost the services of one or more key personnel.

The growth and performance of our business depends to a significant extent on the efforts and abilities of our executive officers and senior managers. On July 7, 2014, we appointed our new CEO. With all CEO transitions there is a risk, to date the transition and assumption of duties by our new CEO has been orderly and in accordance with plan.

Our business could be harmed if we lost the services of our executive officers or senior managers. We do not maintain key person insurance on the lives of any of our executive officers. As a result, we would have no way to cover the financial loss if we were to lose the services of members of our senior management team.

Our future success largely depends on our ability to attract, develop and retain skilled employees in all areas of our business, as well as to design an appropriate organization structure and plan effectively for succession. Although we actively manage our human resource risks, there can be no assurance that we will be successful in our efforts.

New Regulation may restrict or increase costs of our marketing efforts through commercial electronic messages.

The operation and marketing activities of the Company are subject to various types of regulations, particularly laws relating to protection of personal information, consumer protection and competition. For example, the Canadian Anti-Spam Law (“CASL”) came into force on July 1, 2014. CASL prohibits the transmission of commercial electronic messages to an email address without consent and it also requires certain formalities to be complied with, including the ability to unsubscribe easily from subsequent messages.

CASL in its current form may impose additional costs and processes with respect to communicating with existing and prospective customers and may limit cross-selling opportunities for affiliated companies, depending on whether the appropriate consents have been obtained. If the Company fails to comply with CASL, it may suffer administrative penalties and a private right of action.

ITEM 2.	FINANCIAL STATEMENTS

The accompanying unaudited condensed consolidated interim financial statements do not include all information and footnotes required for a complete set of annual financial statements, as prescribed by International Financial Reporting Standards as issued by the IASB (IFRS). However, in the opinion of management, all adjustments (which consist only of normal recurring adjustments) necessary for a fair presentation of the results of operations for the relevant periods have been made. Results for the interim periods are not necessarily indicative of the results to be expected for the year or any other period. These financial statements should be read in conjunction with the summary of accounting policies and the notes to the consolidated financial statements included in the Company’s Annual Report on Form 40-F for the fiscal year ended December 31, 2013, a copy of which has been filed with the U.S. Securities and Exchange Commission. These policies have been applied on a consistent basis.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Condensed Consolidated Interim Income Statements

(Expressed in thousands of United States dollars)

(Unaudited)

	Three months ended		Six months ended
	June 30,		June 30,
	2014	2013	2014	2013

Revenues (note 5)	$141,835	$128,322	$240,423	$230,380
Direct expenses (note 6)	17,616	15,551	27,916	24,912
	124,219	112,771	212,507	205,468
Selling, general and administrative expenses (note 6)	72,492	71,136	143,061	142,225

Earnings from operations	51,727	41,635	69,446	63,243

Other income (expense):
Foreign exchange gain (loss)	(212)	(48)	1,079	47
Gain on disposition of property, plant and equipment	258	130	329	119
Other	688	843	1,495	829
	734	925	2,903	995
Finance income (costs):
Finance income	617	785	1,125	1,332
Finance costs	(1,345)	(2,097)	(2,764)	(3,861)
	(728)	(1,312)	(1,639)	(2,529)

Earnings before income taxes	51,733	41,248	70,710	61,709

Income tax expense (note 7):
Current	10,774	9,428	15,483	14,487
Deferred	1,824	1,792	1,574	3,148
	12,598	11,220	17,057	17,635

Net earnings	$39,135	$30,028	$53,653	$44,074

Net earnings attributable to:
Equity holders of the parent	$38,607	$29,795	$52,864	$43,784
Non-controlling interest	528	233	789	290
	$39,135	$30,028	$53,653	$44,074

Net earnings per share attributable to equity holders of the parent (note 8):
Basic	$0.36	$0.28	$0.49	$0.41
Diluted	$0.36	$0.28	$0.49	$0.41

Weighted average number of shares outstanding:
Basic	107,225,226	106,713,312	107,136,745	106,677,387
Diluted	107,547,720	107,002,439	107,439,092	107,008,851

See accompanying notes to condensed consolidated interim financial statements.

These condensed consolidated interim financial statements were authorized for issue by the Board of Directors on August 1, 2014.

/s/ Robert G Elton	/s/ Ravi K. Saligram
Robert G. Elton	Ravi K. Saligram
Director	Chief Executive Officer

RITCHIE BROS. AUCTIONEERS INCORPORATED

Condensed Consolidated Interim Statements of Comprehensive Income

(Expressed in thousands of United States dollars)

(Unaudited)

	Three months ended		Six months ended
	June 30,		June 30,
	2014	2013	2014	2013

Net earnings	$39,135	$30,028	$53,653	$44,074
Other comprehensive income (loss):
Item that may be reclassified subsequently to net earnings:
Foreign currency translation adjustment	4,502	(10,216)	3,431	(17,873)

Total comprehensive income	$43,637	$19,812	$57,084	$26,201

Total comprehensive income attributable to:
Equity holders of the parent	43,068	19,579	56,265	25,903
Non-controlling interest	569	233	819	298
	$43,637	$19,812	$57,084	$26,201

See accompanying notes to condensed consolidated interim financial statements.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Condensed Consolidated Interim Balance Sheets

(Expressed in thousands of United States dollars)

(Unaudited)

	June 30,	December 31,
	2014	2013

Assets
Current assets:
Cash and cash equivalents	$281,256	$234,361
Trade and other receivables	146,081	85,873
Inventory (note 10)	52,967	52,419
Advances against auction contracts (note 11)	26,242	12,203
Prepaid expenses and deposits	10,763	8,405
Assets held for sale (note 12)	6,620	2,839
Income taxes receivable	8,792	2,279
	532,721	398,379

Property, plant and equipment (note 13)	627,167	630,634
Investment property (notes 9 and 14)	1,734	6,554
Other non-current assets (note 9)	9,340	4,250
Intangible assets (note 15)	42,690	37,607
Goodwill (note 16)	83,343	83,397
Deferred tax assets	1,545	1,474
	$1,298,540	$1,162,295

Liabilities and Equity
Current liabilities:
Auction proceeds payable	$249,030	$125,858
Trade and other payables	117,760	120,276
Income taxes payable	705	7,806
Current borrowings (notes 9 and 17)	46,136	34,391
	413,631	288,331

Non-current borrowings (notes 9 and 17)	118,037	147,234
Other non-current liabilities	10,977	8,103
Deferred tax liabilities	25,150	24,076
	567,795	467,744

Equity:
Share capital (note 18)	132,416	126,350
Additional paid-in capital	31,079	30,178
Retained earnings	575,405	550,398
Foreign currency translation reserve	(9,508)	(12,909)
Equity attributable to equity holders of the parent	729,392	694,017
Non-controlling interest	1,353	534
	730,745	694,551
	$1,298,540	$1,162,295

Contingencies (note 20)

See accompanying notes to condensed consolidated interim financial statements.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Condensed Consolidated Interim Statements of Changes in Equity

(Expressed in thousands of United States dollars, except share amounts)

(Unaudited)

	Attributable to the equity holders of the parent
					Foreign
	Share Capital		Additional		Currency	Non-
	Number of		Paid-In	Retained	Translation	Controlling	Total
	Shares	Amount	Capital	Earnings	Reserve	Interest	Equity
Balance, December 31, 2012	106,596,811	$118,694	$27,080	$510,491	$533	$(267)	$656,531

Comprehensive income (loss):
Net earnings	-	-	-	43,784	-	290	44,074
Foreign currency translation adjustment	-	-	-	-	(17,881)	8	(17,873)
	-	-	-	43,784	(17,881)	298	26,201

Exercise of stock options	190,722	3,471	(675)	-	-	-	2,796
Share-based compensation tax adjustment	-	-	(205)	-	-	-	(205)
Share-based compensation expense (note 19)	-	-	2,372	-	-	-	2,372
Cash dividends paid	-	-	-	(26,133)	-	-	(26,133)
Balance, June 30, 2013	106,787,533	$122,165	$28,572	$528,142	$(17,348)	$31	$661,562

Comprehensive income (loss):
Net earnings	-	-	-	50,041	-	511	50,552
Foreign currency translation adjustment	-	-	-	-	4,439	(8)	4,431
	-	-	-	50,041	4,439	503	54,983

Exercise of stock options	237,250	4,185	(829)	-	-	-	3,356
Share-based compensation tax adjustment	-	-	303	-	-	-	303
Share-based compensation expense (note 19)	-	-	2,132	-	-	-	2,132
Cash dividends paid	-	-	-	(27,785)	-	-	(27,785)
Balance, December 31, 2013	107,024,783	$126,350	$30,178	$550,398	$(12,909)	$534	$694,551

Comprehensive income:
Net earnings	-	-	-	52,864	-	789	53,653
Foreign currency translation adjustment	-	-	-	-	3,401	30	3,431
	-	-	-	52,864	3,401	819	57,084

Exercise of stock options	295,817	6,066	(973)	-	-	-	5,093
Share-based compensation tax adjustment	-	-	293	-	-	-	293
Share-based compensation expense (note 19)	-	-	1,581	-	-	-	1,581
Cash dividends paid	-	-	-	(27,857)	-	-	(27,857)
Balance, June 30, 2014	107,320,600	$132,416	$31,079	$575,405	$(9,508)	$1,353	$730,745

See accompanying notes to condensed consolidated interim financial statements.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Condensed Consolidated Interim Statements of Cash Flows

(Expressed in thousands of United States dollars, except share amounts)

(Unaudited)

	Three months ended		Six months ended
	June 30,		June 30,
	2014	2013	2014	2013
Cash generated by (used in):
Operating activities:
Net earnings	$39,135	$30,028	$53,653	$44,074
Items before changes in non-cash working capital:
Depreciation	9,897	9,820	19,339	19,259
Amortization	1,082	899	2,237	1,780
Share-based compensation expense	1,889	1,263	4,413	2,372
Deferred income tax expense	1,824	1,792	1,574	3,148
Foreign exchange loss (gain)	212	48	(1,079)	(47)
Gain on disposition of property, plant and equipment	(258)	(130)	(329)	(119)
	14,646	13,692	26,155	26,393
Changes in non-cash working capital:
Trade and other receivables	(4,953)	(34,560)	(62,949)	(109,350)
Inventory	(2,388)	(15,914)	(344)	10,466
Advances against auction contracts	(8,009)	(6,392)	(14,127)	(3,765)
Prepaid expenses and deposits	1,667	(151)	(2,263)	5,312
Income taxes receivable	(4,219)	662	(6,513)	(909)
Income taxes payable	11,736	7,882	19,590	14,841
Auction proceeds payable	(38,214)	(8,347)	121,375	186,365
Trade and other payables	2,556	12,294	(100)	(6,857)
Other	1,240	1,690	690	3,188
	(40,584)	(42,836)	55,359	99,291
Interest paid	(1,017)	(2,112)	(2,231)	(3,974)
Income taxes paid	(11,359)	(8,253)	(26,339)	(19,403)
Net cash generated by (used in) operating activities	821	(9,481)	106,597	146,381

Investing activities:
Property, plant and equipment additions	(7,205)	(9,504)	(13,966)	(17,910)
Intangible asset additions	(3,051)	(3,831)	(7,356)	(8,375)
Proceeds on disposition of property, plant and equipment	867	824	1,547	2,065
Other	(637)	(73)	(725)	(115)
Net cash used in investing activities	(10,026)	(12,584)	(20,500)	(24,335)

Financing activities:
Issuance of share capital	3,780	1,747	5,093	2,797
Dividends on common shares	(13,942)	(13,068)	(27,857)	(26,133)
Proceeds from short-term borrowings	40,719	15,202	45,671	15,202
Repayment of short-term borrowings	(32,455)	-	(62,455)	(9,000)
Other	155	(252)	(226)	(205)
Net cash generated by (used in) financing activities	(1,743)	3,629	(39,774)	(17,339)

Effect of changes in foreign currency rates on cash and cash equivalents	3,315	(7,686)	572	(10,013)

Increase (decrease) in cash and cash equivalents	(7,633)	(26,122)	46,895	94,694
Cash and cash equivalents, beginning of period	288,889	298,867	234,361	178,051
Cash and cash equivalents, end of period	$281,256	$272,745	$281,256	$272,745

See accompanying notes to condensed consolidated interim financial statements.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Condensed Consolidated Interim Financial Statements

(Tabular amounts expressed in thousands of United States dollars, except share, unit and per share amounts)

(Unaudited)

Six months ended June 30, 2014 and 2013

1.	Significant accounting policies:

(a)	Basis of preparation:

These condensed consolidated interim financial statements, including comparatives, present the condensed consolidated income statements, statements of comprehensive income, balance sheets, statements of changes in equity and statements of cash flows of the Company. The condensed consolidated interim financial statements have been prepared on the historical cost basis, except for cash flows and available-for-sale instruments that are measured at fair value.

The preparation of these condensed consolidated interim financial statements is based on accounting policies consistent with those used in the preparation of the Company’s audited annual consolidated financial statements for the year ended December 31, 2013. A selection of the accounting policies that are specifically important for interim financial reporting, or for which there has been a change since the annual consolidated financial statements, is set out below. These condensed consolidated interim financial statements should be read in conjunction with the Company’s audited annual consolidated financial statements for the year ended December 31, 2013; a full list of the Company’s significant accounting policies is included in those financial statements.

(b)	Statement of compliance:

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting. The condensed consolidated interim financial statements do not include all of the information required for full annual consolidated financial statements.

(c)	Basis of consolidation:

(i) Subsidiaries:

The condensed consolidated interim financial statements incorporate the assets and liabilities of all subsidiaries of Ritchie Bros. Auctioneers Incorporated for all periods presented and the results of all subsidiaries for the periods then ended. Subsidiaries are all those entities that the Company controls, defined as having power over an investee and having exposure or rights to variable returns from involvement in that investee.

Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are de-consolidated from the date that control ceases. Inter-entity transactions, balances and unrealized gains on transactions between entities within the consolidated Company are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of impairment of the asset transferred. The Company’s accounting policies are applied consistently throughout the organization.

(ii) Ultimate parent entity

Ritchie Bros. Auctioneers Incorporated is the ultimate parent entity of the consolidated Company.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Condensed Consolidated Interim Financial Statements

(Tabular amounts expressed in thousands of United States dollars, except share, unit and per share amounts)

(Unaudited)

Six months ended June 30, 2014 and 2013

1.	Significant accounting policies (continued):

(d)	Revenue recognition:

The Company recognizes revenue when an auction sale or online marketplace sale is complete and the Company has determined that the sale proceeds are collectible. Revenue is measured at the fair value of the consideration received or receivable and is shown net of value-added tax and duties.

Sources of revenue

Revenues are comprised mostly of commissions earned at our auctions through the Company acting as an agent for consignors of equipment and other assets. Revenue also includes net profits on the sale of inventory, as well as fees that include administrative and documentation fees on the sale of certain lots, advertising fees, and financing fees. The Company also earns commissions and fees from its online marketplace sales.

Commissions from sales at our auctions represent the percentage earned by the Company on the gross auction proceeds from equipment and other assets sold at auction. The majority of commissions are earned as a pre-negotiated fixed rate of the gross selling price. Other commissions are earned from underwritten contracts, when the Company guarantees a certain level of proceeds to a consignor or purchases inventory to be sold at auction.

Underwritten contracts

Guarantee contracts typically include a pre-negotiated percentage of the guaranteed gross proceeds plus a percentage of proceeds in excess of the guaranteed amount. If actual proceeds are less than the guaranteed amount, commission is reduced; if proceeds are sufficiently lower, the Company can incur a loss on the sale. Losses, if any, resulting from guarantee contracts are recorded in the period in which the relevant auction is completed. If a loss relating to a guarantee contract held at the period end to be sold after the period end is known or is probable and estimable at the financial statement reporting date, the loss is accrued in the financial statements for that period. The Company’s exposure from these guarantee contracts fluctuates over time.

For inventory contracts, the Company acquires title to items for a short time prior to a particular auction. Revenue from inventory sales is presented net of costs within revenues on the income statement, as the Company takes title only for a short period of time and the risks and rewards of ownership are not substantially different than the Company’s other underwritten contracts.

(e)	Share-based payments:

(i) Equity-settled share-based payments:

The Company has a stock-based compensation plan that provides for the award of stock options to selected employees, directors and officers of the Company. The cost of options granted is measured at the fair value of the underlying option at the grant date using the Black-Scholes option pricing model. This fair value is expensed over the period until the vesting date with recognition of a corresponding increase to equity. At the end of each reporting period, the Company revises its estimate of the number of equity instruments expected to vest. The impact of the revision of the original estimates, if any, is recognized in earnings, such that the consolidated expense reflects the revised estimate, with a corresponding adjustment to equity.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Condensed Consolidated Interim Financial Statements

(Tabular amounts expressed in thousands of United States dollars, except share, unit and per share amounts)

(Unaudited)

Six months ended June 30, 2014 and 2013

1.	Significant accounting policies (continued):

(e)	Share-based payments (continued):

(ii) Cash-settled share-based payment:

The cost of cash-settled transactions is measured initially at fair value at the grant date using the volume weighted average price (“VWAP”) of the Company’s common shares for the twenty days prior to grant date. This fair value is expensed over the period until the vesting date with recognition of a corresponding liability. The liability is re-measured at fair value at each reporting date up to and including the settlement date, with changes in fair value recognized through compensation expense.

(f)	New and amended accounting standards and interpretations:

Effective January 1, 2014, the Company adopted the amendment to the following applicable standard, and the following interpretation, respectively:

IAS 23 Financial instruments: presentation – offsetting financial assets and liabilities (Amendment)

IFRIC 21 Levies – accounting for levies imposed by governments

These changes were made in accordance with the applicable transitional provisions. The nature and effect of adopting the amended standard and the interpretation are disclosed in the Company’s condensed consolidated interim financial statements for the three months ended March 31, 2014, and have been applied consistently in the preparation of these condensed consolidated interim financial statements. Accordingly, please refer to the Company’s condensed consolidated interim financial statements for the three months ended March 31, 2014 for a full description of the Company’s adoption of the amended standard and the interpretation. There was no significant impact to the comparative period presented herein.

Standards issued but not yet effective

At the date of authorization of these condensed consolidated interim financial statements, the following applicable new and amended standards and interpretations were issued but not yet effective:

•	IFRS 15 Revenue from contracts with customers (“IFRS 15” or the “Standard”) replaces IAS 18 Revenue and is effective for annual periods beginning on or after January 1, 2017, with early adoption permitted. It allows for the choice of either full retrospective or modified retrospective adoption. The Company has not yet determined what transition method it will pursue. IFRS 15 is applicable to all contracts with customers, unless those contracts fall under the scope of other IFRSs. It introduces a single, principles-based, five-step model that entities must apply to all contracts with customers in order to recognize revenue from those contracts. IFRS 15 provides guidance on whether a performance obligation is satisfied at a point in time or over time, as well as whether an entity is able to apply the Standard using a portfolio approach instead of on a prescribed individual contract basis. The Company is currently evaluating the impact of this Standard on its consolidated financial statements.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Condensed Consolidated Interim Financial Statements

(Tabular amounts expressed in thousands of United States dollars, except share, unit and per share amounts)

(Unaudited)

Six months ended June 30, 2014 and 2013

1.	Significant accounting policies (continued):

(f)	New and amended accounting standards and interpretations (continued):

Standards issued but not yet effective (continued)

•	On July 24, 2014, the IASB issued IFRS 9 Financial instruments (“IFRS 9”), which replaces IAS 39 Financial instruments: recognition and measurement. IFRS 9 includes a model for classification and measurement of financial assets and liabilities, a single, forward-looking ‘expected loss’ impairment model and a substantially-reformed approach to hedge accounting. IFRS 9 will come into effect on January 1, 2018. The Company is currently evaluating the impact of IFRS 9 on its consolidated financial statements.

•	The IASB has a number of other projects outstanding that will result in exposure drafts and eventually new standards issued. However, the timing and outcome of these projects are too uncertain to list here.

2.	Critical accounting judgments, estimates and assumptions:

The preparation of financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Future differences arising between actual results and the judgements, estimates and assumptions made by the Company at the reporting date, or future changes to estimates and assumptions, could necessitate adjustments to the underlying reported amounts of assets, liabilities, revenues and expenses in future reporting periods.

Judgements, estimates and underlying assumptions are evaluated on an ongoing basis by management, and are based on historical experience and other factors including expectations of future events that are believed to be reasonable under the circumstances. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstance and such changes are reflected in the assumptions when they occur.

Judgements

Critical management determinations that have a higher degree of judgment and may have the most significant effect on the Company’s assets and liabilities include (a) the decision to depreciate and amortize our property, plant, and equipment and definite-life intangible assets on a straight-line or declining balance basis as the Company believes that these methods best reflect the consumption of these resources over their economic lifespan; and (b) the identification of cash-generating units, through the aggregation of assets into groups that generate cash inflows that are largely independent of cash inflows from other assets or groups of assets, that are used in performing asset impairment assessments.

3.	Seasonality of operations:

The Company’s operations are both seasonal and event driven. Revenues tend to be highest during the second and fourth calendar quarters. The Company generally conducts more auctions during these quarters than during the first and third calendar quarters. Late December through mid-February and mid-July through August are traditionally less active periods.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Condensed Consolidated Interim Financial Statements

(Tabular amounts expressed in thousands of United States dollars, except share, unit and per share amounts)

(Unaudited)

Six months ended June 30, 2014 and 2013

4.	Segment Information:

The Company’s principal business activity is the sale of industrial equipment and other assets at auctions. The Company’s operations are comprised of two reportable segments as determined by their differing service delivery model, these are:

¡	Core Auction segment, a network of auction locations that conduct live, unreserved auctions with both on-site and online bidding; and

¡	EquipmentOne segment, a secure online marketplace that facilitates private equipment transactions.

The Company evaluates each segment’s performance based on earnings from operations. The significant non-cash item included in segment earnings from operations is depreciation and amortization.

	Three months ended			Six months ended
	June 30, 2014			June 30, 2014
	Core Auction	Equipment- One	Combined	Core Auction	Equipment- One	Combined

Revenues	$138,554	$3,281	$141,835	$234,686	$5,737	$240,423
Direct expenses	(17,616)	-	(17,616)	(27,916)	-	(27,916)
Selling, general and administrative expenses	(57,584)	(3,929)	(61,513)	(113,493)	(7,992)	(121,485)
Depreciation and amortization	(10,649)	(330)	(10,979)	(20,918)	(658)	(21,576)
Earnings (loss) from operations	52,705	(978)	51,727	72,359	(2,913)	69,446
Other, finance and income tax expenses			(12,592)			(15,793)
Net earnings			$39,135			$53,653

	Three months ended			Six months ended
	June 30, 2013			June 30, 2013
	Core Auction	Equipment- One	Combined	Core Auction	Equipment- One	Combined

Revenues	$124,646	$3,676	$128,322	$223,667	$6,713	$230,380
Direct expenses	(15,551)	-	(15,551)	(24,912)	-	(24,912)
Selling, general and administrative expenses	(56,057)	(4,360)	(60,417)	(112,169)	(9,017)	(121,186)
Depreciation and amortization	(10,390)	(329)	(10,719)	(20,389)	(650)	(21,039)
Earnings (loss) from operations	42,648	(1,013)	41,635	66,197	(2,954)	63,243
Other, finance and income tax expenses			(11,607)			(19,169)
Net earnings			$30,028			$44,074

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Condensed Consolidated Interim Financial Statements

(Tabular amounts expressed in thousands of United States dollars, except share, unit and per share amounts)

(Unaudited)

Six months ended June 30, 2014 and 2013

5.	Revenues:

	Three months ended June 30,		Six months ended June 30,
	2014	2013	2014	2013

Commissions	$112,684	$102,138	$190,858	$184,181
Fees	29,151	26,184	49,565	46,199

	$141,835	$128,322	$240,423	$230,380
Net profits on inventory sales included in commissions are:
	Three months ended June 30,		Six months ended June 30,
	2014	2013	2014	2013

Revenue from inventory sales	$191,085	$138,404	$342,782	$254,343
Cost of inventory sold	(179,782)	(127,749)	(320,021)	(231,436)

	$11,303	$10,655	$22,761	$22,907

6.	Expenses by nature:

The Company classifies expenses according to function in the condensed consolidated interim income statements. The following items are listed by function into additional components by nature:

Direct expenses:

	Three months ended		Six months ended
	June 30,		June 30,
	2014	2013	2014	2013

Employee compensation expense	$6,424	$5,473	$10,829	$9,575
Buildings and facilities	2,333	1,787	3,436	2,879
Travel, advertising and promotion	6,794	6,505	10,530	10,183
Other direct expenses	2,065	1,786	3,121	2,275

	$17,616	$15,551	$27,916	$24,912
Selling, general and administrative expenses:
	Three months ended		Six months ended
	June 30,		June 30,
	2014	2013	2014	2013

Employee compensation expense	$39,894	$39,551	$77,372	$77,916
Buildings and facilities	10,370	10,420	21,151	20,662
Travel, advertising and promotion	5,259	4,127	11,458	10,339
Other selling, general and administrative expenses	5,990	6,319	11,504	12,269
	$61,513	$60,417	$121,485	$121,186
Depreciation of property, plant and equipment	9,897	9,820	19,339	19,259
Amortization of intangible assets	1,082	899	2,237	1,780

	$72,492	$71,136	$143,061	$142,225

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Condensed Consolidated Interim Financial Statements

(Tabular amounts expressed in thousands of United States dollars, except share, unit and per share amounts)

(Unaudited)

Six months ended June 30, 2014 and 2013

7.	Income taxes:

The Company’s consolidated effective tax rate in respect of operations for the six months ended June 30, 2014 was 24.1% (2013: 28.6%).

The effective tax rate decreased relative to the comparative period primarily due to a lower estimate of liabilities for tax uncertainties, an increase in income earned in various jurisdictions allowing us to recognize more tax losses, and an increase in deferred tax asset values on revaluation of stock options at higher share prices.

8.	Net earnings per share:

	Three months ended			Six months ended
	June 30, 2014			June 30, 2014
	Net		Per share	Net		Per share
	earnings	Shares	amount	earnings	Shares	amount

Basic earnings per share attributable to equity holders of the parent	$38,607	107,225,226	$0.36	$52,864	107,136,745	$0.49
Effect of dilutive securities:
Stock options	-	322,494	-	-	302,347	-

Diluted earnings per share attributable to equity holders of the parent	$38,607	107,547,720	$0.36	$52,864	107,439,092	$0.49

	Three months ended			Six months ended
	June 30, 2013			June 30, 2013
	Net		Per share	Net		Per share
	earnings	Shares	amount	earnings	Shares	amount

Basic earnings per share attributable to equity holders of the parent	$29,795	106,713,312	$0.28	$43,784	106,677,387	$0.41
Effect of dilutive securities:
Stock options	-	289,127	-	-	331,464	-
Diluted earnings per share attributable to equity holders of the parent	$29,795	107,002,439	$0.28	$43,784	107,008,851	$0.41

For the six months ended June 30, 2014, stock options to purchase 1,358,811 common shares were outstanding but were excluded from the calculation of diluted earnings per share as they were anti-dilutive (2013: 2,933,824).

9.	Fair Value Measurement:

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy based on the lowest level input that is significant to the fair value measurement or disclosure, as explained in the Company’s audited annual financial statements.

Fair value measurements	June 30, 2014	December 31, 2013
Assets
Other non-current assets:
Available-for-sale investments:
Unquoted preference shares	$2,022	$2,043

Total assets	$2,022	$2,043

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Condensed Consolidated Interim Financial Statements

(Tabular amounts expressed in thousands of United States dollars, except share, unit and per share amounts)

(Unaudited)

Six months ended June 30, 2014 and 2013

9.	Fair Value Measurement (continued):

Fair values disclosed	June 30, 2014	December 31, 2013

Assets
Investment property	$8,975	$36,687

Total assets	$8,975	$36,687

Liabilities
Current borrowings	$46,136	$34,391
Non-current borrowings	121,810	149,454
Other non-current liabilities:
Note payable	-	600

Total liabilities	$167,946	$184,445

No fair value measurement change was recognized in the period.

10.	Inventory:

Every period end inventory is reviewed to ensure that it is recorded at the lower of cost and net realizable value. During the six months ended June 30, 2014, the Company recorded an inventory write down of $469,000 (June 30, 2013: Nil).

Of inventory held at June 30, 2014, 95% is expected to be sold prior to the end of September 2014, with the remainder to be sold by the end of October 2014 (December 31, 2013: 90% of which sold prior to the end of March 31, 2014, with the remainder sold by the end of May 2014).

11.	Advances against auction contracts

Advances against auction contracts arise when the Company pays owners, in advance, a portion of the expected gross auction proceeds from the sale of the related assets at future auctions. The Company’s policy is to limit the amount of advances to a percentage of the estimated gross auction proceeds from the sale of the related assets, and before advancing funds, require proof of owner’s title to and equity in the assets, as well as receive delivery of the assets and title documents at a specified auction site, by a specified date and in a specified condition of repair.

Advances against auction contracts are secured by the assets to which they relate, as the Company requires owners to provide promissory notes and security instruments registering the Company as a first charge against the asset. Advances against auction contracts are usually settled within two weeks of the date of sale, as they are netted against the associated auction proceeds payable to the owner.

12.	Assets held for sale:

At June 30, 2014, the Company held land for sale in Grande Prairie and Edmonton, Alberta, Canada. The Grande Prairie land was subsequently sold in July 2014.

Balance, December 31, 2013	$2,839
Reclassified from investment property	3,548
Other	120
Foreign exchange movement	113

Balance, June 30, 2014	$6,620

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Condensed Consolidated Interim Financial Statements

(Tabular amounts expressed in thousands of United States dollars, except share, unit and per share amounts)

(Unaudited)

Six months ended June 30, 2014 and 2013

13.	Property, plant and equipment:

	Land and improvements	Buildings	Yard and automotive equipment	Computer software and equipment	Office equipment	Leasehold improvements	Assets under development	Total

Cost:
Balance, December 31, 2012	$361,631	$276,044	$62,382	$79,862	$22,902	$16,180	$50,548	$869,549
Additions	111	67	9,544	2,594	357	1,324	24,073	38,070
Disposals	(1,510)	(216)	(6,483)	(74)	(462)	(59)	(192)	(8,996)
Transfers from assets under development to completed assets	22,344	10,406	1,598	7,235	1,683	4,059	(47,325)	-
Reclassified as held for sale	(2,400)	(708)	-	-	-	-	-	(3,108)
Foreign exchange movement	(8,324)	(6,629)	(1,587)	(5,175)	(524)	342	(2,166)	(24,063)

Balance, December 31, 2013	$371,852	$278,964	$65,454	$84,442	$23,956	$21,846	$24,938	$871,452
Additions	37	35	6,181	1,575	42	-	6,096	13,966
Disposals	(227)	(59)	(2,734)	(456)	-	(82)	-	(3,558)
Transfers from assets under development to completed assets	531	395	154	1,576	307	193	(3,156)	-
Reclassified from investment property	1,094	-	-	-	-	-	-	1,094
Foreign exchange movement	1,735	640	171	(362)	19	(22)	45	2,226

Balance, June 30, 2014	$375,022	$279,975	$69,226	$86,775	$24,324	$21,935	$27,923	$885,180

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Condensed Consolidated Interim Financial Statements

(Tabular amounts expressed in thousands of United States dollars, except share, unit and per share amounts)

(Unaudited)

Six months ended June 30, 2014 and 2013

13.	Property, plant and equipment (continued):

	Land and improvements	Buildings	Yard and automotive equipment	Computer software and equipment	Office equipment	Leasehold improvements	Assets under development	Total

Accumulated depreciation:
Balance, December 31, 2012	$(38,771)	$(64,666)	$(33,526)	$(57,723)	$(12,990)	$(6,196)	$-	$(213,872)
Depreciation for the period	(7,605)	(9,784)	(8,616)	(9,457)	(2,130)	(2,063)	-	(39,655)
Disposals	743	171	4,295	43	381	46	-	5,679
Reclassified as held for sale	-	269	-	-	-	-	-	269
Foreign exchange movement	386	1,562	891	3,815	237	(130)	-	6,761

Balance, December 31, 2013	$(45,247)	$(72,448)	$(36,956)	$(63,322)	$(14,502)	$(8,343)	$-	$(240,818)
Depreciation for the period	(3,494)	(4,893)	(4,003)	(4,751)	(950)	(1,248)	-	(19,339)
Disposals	52	28	1,716	451	-	26	-	2,273
Foreign exchange movement	(76)	(120)	(73)	156	(24)	8	-	(129)

Balance, June 30, 2014	$(48,765)	$(77,433)	$(39,316)	$(67,466)	$(15,476)	$(9,557)	$-	$(258,013)

Net carrying amount:

As at December 31, 2013	$326,605	$206,516	$28,498	$21,120	$9,454	$13,503	$24,938	$630,634

As at June 30, 2014	$326,257	$202,542	$29,910	$19,309	$8,848	$12,378	$27,923	$627,167

During the six months ended June 30, 2014, interest of $487,000 (2013: $592,000) was capitalized to the cost of assets under development. These interest costs relating to qualifying assets are capitalized at a weighted average rate of 4.85% (2013: 5.27%).

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Condensed Consolidated Interim Financial Statements

(Tabular amounts expressed in thousands of United States dollars, except share, unit and per share amounts)

(Unaudited)

Six months ended June 30, 2014 and 2013

14.	Investment property:

Investment property held at June 30, 2014 is comprised of land and site improvements located in Polotitlan, Mexico.

Balance, December 31, 2013	$6,554
Reclassified to assets held for sale	(3,548)
Reclassified to property, plant and equipment	(1,094)
Foreign exchange movement	(178)

Balance, June 30, 2014	$1,734

15.	Intangible assets:

	Trade names	Customer		Software under
	& trademarks	relationships	Software	development	Total

Cost:
Balance, December 31, 2013	$800	$19,597	$5,988	$16,808	$43,193
Transfers from software under development	-	-	3,189	(3,189)	-
Additions	19	-	112	7,277	7,408
Disposals	-	(97)	-	-	(97)
Foreign exchange movement	-	-	3	(79)	(76)

Balance, June 30, 2014	$819	$19,500	$9,292	$20,817	$50,428

	Trade names	Customer		Software under
	& trademarks	relationships	Software	development	Total
Accumulated amortization:
Balance, December 31, 2013	$-	$(3,266)	$(2,320)	$-	$(5,586)
Amortization for the period	-	(975)	(1,262)	-	(2,237)
Disposals	-	97	-	-	97
Foreign exchange movement	-	-	(12)	-	(12)

Balance, June 30, 2014	$-	$(4,144)	$(3,594)	$-	$(7,738)

Net carrying amount:

As at December 31, 2013	$800	$16,331	$3,668	$16,808	$37,607

As at June 30, 2014	$819	$15,356	$5,698	$20,817	$42,690

During the six months ended June 30, 2014, interest of $606,000 (2013: $179,000) was capitalized to the cost of software under development. These interest costs relating to qualifying assets are capitalized at a weighted average rate of 6.39% (2013: 6.39%).

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Condensed Consolidated Interim Financial Statements

(Tabular amounts expressed in thousands of United States dollars, except share, unit and per share amounts)

(Unaudited)

Six months ended June 30, 2014 and 2013

16.	Goodwill:

Balance, December 31, 2013	$83,397
Foreign exchange movement	(54)
Balance, June 30, 2014	$83,343

Goodwill is subject to annual impairment reviews.

17.	Borrowings:

	Carrying value
	June 30,	December 31,
	2014	2013

Current Borrowings	$46,136	$34,391

Non-current Borrowings

Term loan, denominated in Canadian dollars, unsecured, bearing interest at 4.225%, due in quarterly installments of interest only, with the full amount of the principal due in May 2022.	$31,865	$32,007

Term loan, denominated in United States dollars, unsecured, bearing interest at 3.59%, due in quarterly installments of interest only, with the full amount of the principal due in May 2022.	30,000	30,000

Term loan, denominated in Canadian dollars, unsecured, bearing interest at 6.385%, due in quarterly installments of interest only,with the full amount of the principal due in May 2016.	56,172	56,409

Revolving loan, denominated in Canadian dollars, unsecured, bearing interest at Canadian bankers’ acceptance rate plus a margin between 0.85% and 1.25%, due in monthly installments of interest only, with the revolving loan available until May 2018.	-	28,818

	$118,037	$147,234

Total Borrowings	$164,173	$181,625

Current borrowings at June 30, 2014 consist primarily of drawings in different currencies on the Company’s revolving credit facility and have a weighted average interest rate of 2.13% (December 31, 2013: 1.45%).

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Condensed Consolidated Interim Financial Statements

(Tabular amounts expressed in thousands of United States dollars, except share, unit and per share amounts)

(Unaudited)

Six months ended June 30, 2014 and 2013

18.	Share capital:

(a)	Authorized:

Unlimited number of common shares, without par value.

Unlimited number of senior preferred shares, without par value, issuable in series.

Unlimited number of junior preferred shares, without par value, issuable in series.

(b)	Issued:

All issued shares are fully paid. No preferred shares have been issued.

19.	Share-based payments:

(a)	Stock option plan:

Stock option activity for the six months ended June 30, 2014 and the year ended December 31, 2013 is presented below:

	June 30, 2014		December 31, 2013
	Common	Weighted	Common	Weighted
	Shares Under	Average	Shares Under	Average
	Option	Exercise Price	Option	Exercise Price

Outstanding, beginning of period	3,749,574	$21.09	3,540,497	$20.27
Granted	360,781	22.46	884,500	21.34
Exercised	(295,817)	17.22	(427,972)	14.37
Forfeited	(17,695)	23.26	(236,351)	21.88
Expired	-	-	(11,100)	23.58

Outstanding, end of period	3,796,843	$21.51	3,749,574	$21.09

Exercisable, end of period	2,847,561	$21.33	2,476,918	$20.60

The options outstanding at June 30, 2014 expire on dates ranging to May 15, 2024. The weighted average share price of options exercised during the six months ended June 30, 2014 was $23.92 (2013: $21.11). The following is a summary of stock options outstanding and exercisable at June 30, 2014:

		Options Outstanding			Options Exercisable
			Weighted	Weighted		Weighted
			Average	Average		Average
Range of			Remaining	Exercise		Exercise
Exercise Prices		Number	Life (years)	Price	Number	Price

$ 14.23 - $	14.70	544,500	4.1	14.54	544,500	14.54
$ 18.67 - $	19.95	243,521	3.8	18.94	221,407	18.84
$ 21.34 - $	23.44	2,225,261	8.0	22.18	1,298,149	22.23
$ 24.39 - $	25.91	783,561	5.4	25.25	783,505	25.25
		3,796,843	6.6	$21.51	2,847,561	$21.33

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Condensed Consolidated Interim Financial Statements

(Tabular amounts expressed in thousands of United States dollars, except share, unit and per share amounts)

(Unaudited)

Six months ended June 30, 2014 and 2013

19.	Share-based payments (continued):

(b)	Share-based compensation:

(i) Stock option plan:

During the six months ended June 30, 2014 the Company recognized compensation cost of $1,581,000 (2013: $2,372,000) in selling, general and administrative expenses in respect of grants under its stock option plan.

The fair value of the stock option grants was estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

	2014	2013

Risk free interest rate	1.7%	0.9%
Expected dividend yield	2.31%	2.31%
Expected lives of options	5 years	5 years
Expected volatility	29.2%	35.2%

The weighted average grant date fair value of options granted during the six months ended June 30, 2014 was $5.09 per option (2013: $5.65). The compensation expense arising from option grants is amortized over the relevant vesting periods of the underlying options.

(ii) Share unit plans:

During the six months ended June 30, 2014, the Company recognized compensation cost of $2,522,000 (2013: $976,000) in selling, general and administrative expenses in respect of share units granted under its share unit plan. Also included in these costs are the vested, grant date fair value of dividend-equivalent share units distributed in the six months ended June 30, 2014, and the reporting date adjustment required to revalue the Company’s share unit cash settlement obligation at the June 30, 2014 fair value.

The weighted average grant date fair value of the 285,380 share units granted during the six months ended June 30, 2014, excluding the effect of dividend adjustments, was $22.62 (2013: $21.98). Fair value of the share unit grants was calculated on the date of grant using the 20-day volume weighted average share price of the Company’s common shares listed on the New York Stock Exchange. The compensation expense arising from share unit grants is amortized over the relevant vesting periods of the underlying units.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Condensed Consolidated Interim Financial Statements

(Tabular amounts expressed in thousands of United States dollars, except share, unit and per share amounts)

(Unaudited)

Six months ended June 30, 2014 and 2013

20.	Contingencies:

(a)	Legal and other claims:

The Company is subject to legal and other claims that arise in the ordinary course of its business. The Company does not believe that the results of these claims will have a material effect on the Company’s balance sheet or income statement.

(b)	Guarantee contracts:

In the normal course of business, the Company will in certain situations guarantee to a consignor a minimum level of proceeds in connection with the sale at auction of that consignor’s equipment.

At June 30, 2014 there was $25,689,000 of industrial assets guaranteed under contract, all of which is expected to be sold prior to the end of September 2014 (December 31, 2013: $7,529,000 all of which sold prior to the end of April 2014).

At June 30, 2014 there was $21,705,000 of agricultural assets guaranteed under contract, of which 77% will be sold prior to the end of September 2014, with the remainder to be sold prior to the end of November 2014 (December 31, 2013: $27,582,000 all of which sold prior to the end of June 2014).

The outstanding guarantee amounts are undiscounted and before estimated proceeds from sale at auction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RITCHIE BROS. AUCTIONEERS INCORPORATED
(Registrant)

Date: August 5, 2014
	By:	/S/ DARREN WATT
Darren Watt, Corporate Secretary